October 20, 2005

Mail Stop 0409

Jonathan H. Short
General Counsel
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, Georgia  30328

Re:	IntercontinentalExchange, Inc.
	Amendment No. 4 to Registration Statement on Form S-1 Filed October 14, 2005
      Registration No. 333-123500

Dear Mr. Short:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Non-GAAP Financial Measure, pages 82-83

1. We note your disclosure of adjusted net income as additional information regarding your operating results. Since this measure excludes items which may be recurring in nature please explain to us why such a measure is useful to investors. Please expand to include the disclosures referred to in Question 8 of the SEC`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Legal Proceedings, page 127

2. We refer to your statement in connection with the NYMEX settlement that the claims included in any appeal or proceeding filed by NYMEX is "without merit." This is a legal conclusion that the company is not qualified to make. If this statement is based upon the advice of litigation counsel, please identify counsel and file a consent from counsel. Otherwise, please remove this statement.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Josh Forgione at (202) 551-3431 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 551-3852, or me at (202) 551-3694 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel

cc:	Catherine M. Clarkin, Esq. (via facsimile)
      Sullivan & Cromwell LLP

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Jonathan H. Short
IntercontinentalExchange, Inc.
October 20, 2005
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